

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 20, 2017

James L. Reynolds
Chief Executive Officer and President
Adomani, Inc.
620 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

> **Re:** **Adomani, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2017**
> **File No. 333-220983**

Dear Mr. Reynolds:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 97

1. Please clarify whether the issuance of the placement agent warrant is registered on this registration statement. If so, please include in the registration statement fee table the placement agent warrant and common stock issuable on exercise.

2. You state in your revised disclosure that Boustead Securities, LLC "may be deemed" an underwriter. Please disclose here and on the prospectus cover that Boustead is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael A. Hedge, Esq.
        K&L Gates LLP